
SEC MAIL PROCESSING
RECEIVED
APR 01 2011
WASH, D.C.
211
SECTION

Chicago Rivet

Chicago Rivet & Machine Co.
2010 Annual Report



Highlights

	2010	2009
Net Sales	**$28,520,510**	$21,391,003
Net Income (Loss)	**606,025**	(1,282,751)
Net Income (Loss) Per Share	**.63**	(1.33)
Dividends Per Share	**.42**	.48
Net Cash Provided by Operating Activities	**1,179,393**	315,143
Expenditures for Property, Plant and Equipment	**687,108**	448,177
Working Capital	**14,628,761**	14,089,914
Total Shareholders' Equity	**21,362,364**	21,162,114
Common Shares Outstanding at Year-End	**966,132**	966,132
Shareholders' Equity Per Common Share	**22.11**	21.90

Annual Meeting

The annual meeting of shareholders
will be held on May 10, 2011 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois



To Our Shareholders:

RESULTS OF OPERATIONS

Results for 2010 reflect significant improvement over 2009 when business conditions were at their weakest due to the global economic crisis. Revenues rebounded strongly during the year, increasing 33.3 percent, from $21,391,003 in 2009 to $28,520,510 in 2010. The increase in revenue, combined with a lower cost base achieved in 2009, resulted in a net profit of $606,025, or $.63 per share, in 2010 compared with a net loss of $1,282,751, or $1.33 per share, in 2009.

2010 Compared to 2009

The domestic economy returned to growth in 2010 which provided the backdrop for improved operating conditions for both of our operating segments. Rebounding from the depressed levels of the prior year, fastener segment sales totaled $25,252,093 in 2010, compared to $18,286,342 in 2009, an increase of 38.1 percent. The fourth quarter marked the fifth consecutive quarter to exceed the year earlier quarterly sales figure. With the majority of such revenues derived from the automotive industry, the segment has benefited from a 38 percent rebound in domestic auto and truck production experienced in 2010, which had fallen to its lowest level since 1982 during the prior year. As we increased production activity to meet the improved demand, segment payroll was increased by $1,808,000. However, increased production allowed for more optimal utilization of resources, so that while higher on an absolute dollar basis, overall payroll and plant overhead comprised a smaller percentage of net sales than a year ago. The only notable exception was state unemployment taxes which increased by approximately $109,000 during the year due to higher tax rates. The combination of higher sales, better utilization of resources and an ongoing emphasis on efficiency contributed to an increase in fastener segment gross margins of $2,642,000 during 2010 compared to 2009.

Assembly equipment segment revenues were $3,268,417 in 2010, an increase of $163,756, or 5.3 percent, compared with the $3,104,661 recorded in 2009. Machine sales, which are included in this segment, are particularly sensitive to economic conditions, and while the number of machines shipped during 2010 increased over the prior year by 20 percent, there were fewer high-dollar specialty machines in sales which may be attributable to lingering uncertainty about the economy. Actions taken during the economic downturn combined with the increase in sales, resulted in an improvement in assembly equipment gross margins of approximately $311,000 in 2010.

Selling and administrative expenses were $4,808,292 in 2010, a net increase of $46,008, compared to the 2009 total of $4,762,284. The largest components of the change were a $99,000 increase in commissions, due to higher sales during the year and a $69,000 increase in director fees, which reflects the restoration of certain fees which had been voluntarily suspended in 2009 in recognition of business conditions that prevailed during that year. These items were partially offset by a $102,000 reduction in payroll and related expenses as well as various other smaller items resulting from cost control efforts, for a net increase of less than 1 percent. Compared to net sales, selling and administrative expenses declined from 22.3 percent in 2009 to 16.9 percent in 2010.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The total distribution for the year was $.42 per share. On February 21, 2011, the Board of Directors declared a regular quarterly dividend of $.12 per share, payable March 18, 2011 to shareholders of record on March 4, 2011. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 77 years.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2010 totaled $687,108, of which $459,084 was invested in equipment for our fastener operations. Equipment to perform secondary operations on parts accounted for $146,000 of the additions, while inspection equipment comprised $46,000 of the total. Plating system upgrades totaled $57,000 and facilities improvements were $152,000. The remaining additions of $58,000 were for miscellaneous smaller items and a delivery vehicle. Assembly equipment segment additions totaled $157,548, comprised of $84,874 for a new cylindrical grinder and $72,674 for facility improvements. An additional $70,476 was invested in computer equipment and software related to a computer system upgrade that benefits both operating segments.

Total capital expenditures in 2009 were $448,177. Fastener segment additions totaled $443,643, which included: $115,000 for cold heading and screw machine equipment, $92,000 for various equipment that expanded our secondary processing capabilities, $63,000 for inspection and other quality related equipment, and the balance for general plant and material handling equipment. The majority of these additions were acquired in the used equipment market as economic conditions created opportunities to expand our capabilities at favorable prices. Assembly equipment segment additions were $4,534, for building improvements.

Depreciation expense amounted to $1,000,354 in 2010 and $1,028,610 in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2010 was $14.6 million, an increase of $.5 million from the beginning of the year. Improved customer demand, as well as rising raw material prices, resulted in an increase in inventories of $.6 million during 2010, following a year when inventories were reduced by $1.3 million due to poor business conditions. Offsetting the increase in inventories is a decline of $.5 million in prepaid income taxes, primarily related to the receipt of net operating loss carryback claims.

The Company's holdings in cash, cash equivalents and certificates of deposit amounted to $7.1 million at the end of 2010, increasing from $7 million held at the beginning of the year. The Company's investing activities in 2010 consisted of capital expenditures of $.7 million, which was partially offset by a net reduction in investment in certificates of deposit of $.1 million. The only financing activity during 2010 was the payment of $.4 million in dividends.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the foreseeable future.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of recent accounting pronouncements can be found in Note 1 of the financial statements.

OUTLOOK FOR 2011

The adjustments we made to our operations as the recent economic crisis unfolded along with the growth in automotive production in 2010, allowed us to report profitable results from our operations in 2010, when two years earlier similar sales resulted in significant losses. We believe our success at re-engineering our operations, while maintaining our sound financial condition, leaves us well positioned to take advantage of new opportunities in 2011.

Both of our operating segments reported increased sales and profits in 2010, however the recovery in the assembly equipment segment has been more subdued and early 2011 order activity would seem to continue this trend.

One of the constant challenges we face is intense competition in the marketplace and the expectation of providing the highest quality products at prices competitive with foreign sources that benefit from lower labor costs and fewer regulatory burdens. Although there has been improvement recently in domestic employment statistics, the unemployment rate remains high and there are other challenges that may act to keep economic growth in 2011 at a relatively low level. One of those challenges is the threat of inflation, of which we have seen evidence in higher raw material prices. These increases are often difficult to recover as many of our customers expect our prices to be held constant over the life of a part, if not reduced.

Based on current conditions, the best opportunity to further improve our bottom line performance rests with our ability to grow revenues. We were successful in that regard in 2010 and will continue our efforts to grow our sales to existing customers, as well as pursuing new customer relationships in 2011, by emphasizing value over price and by providing excellent customer service. Additionally, we will continue to look for operational improvements and make investments in our business that we feel will lead to improved profitability.



The positive results for the past year would not have been possible without the conscientious efforts of our dedicated workforce, and we take this opportunity to gratefully acknowledge their contribution to the Company's success. We also wish to express our appreciation for the loyalty of our customers and the support of our shareholders.

Respectfully,

John A. Morrissey
Chairman

Michael J. Bourg
President

March 28, 2011

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



Consolidated Balance Sheets

December 31	2010	2009
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 725,524**	$ 569,286
Certificates of Deposit	**6,380,000**	6,430,000
Accounts Receivable — Less allowances of $135,000 and $155,000, respectively	**4,017,081**	3,813,663
Inventories, net	**4,310,154**	3,753,936
Deferred Income Taxes	**394,191**	429,191
Prepaid Income Taxes	**72,249**	579,105
Other Current Assets	**280,768**	245,415
Total Current Assets	**16,179,967**	15,820,596
Property, Plant and Equipment, net	**7,478,878**	7,806,475
Total Assets	**$23,658,845**	$23,627,071
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	**$ 748,781**	$ 1,022,747
Accrued Wages and Salaries	**405,604**	370,428
Other Accrued Expenses	**312,123**	235,261
Unearned Revenue and Customer Deposits	**84,698**	102,246
Total Current Liabilities	**1,551,206**	1,730,682
Deferred Income Taxes	**745,275**	734,275
Total Liabilities	**2,296,481**	2,464,957
Commitments and Contingencies (Note 8)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**23,699,232**	23,498,982
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**21,362,364**	21,162,114
Total Liabilities and Shareholders' Equity	**$23,658,845**	$23,627,071

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Operations

For The Years Ended December 31	**2010**	2009
Net Sales	**$28,520,510**	$21,391,003
Cost of Goods Sold	**22,886,772**	18,710,355
Gross Profit	**5,633,738**	2,680,648
Selling and Administrative Expenses	**4,808,292**	4,762,284
Operating Profit (Loss)	**825,446**	(2,081,636)
Other Income	**68,579**	121,885
Income (Loss) Before Income Taxes	**894,025**	(1,959,751)
Provision (Benefit) for Income Taxes	**288,000**	(677,000)
Net Income (Loss)	**$ 606,025**	$ (1,282,751)
Net Income (Loss) Per Share	**$ 0.63**	$ (1.33)

Consolidated Statements of Retained Earnings

For The Years Ended December 31	**2010**	2009
Retained Earnings at Beginning of Year	**$23,498,982**	$25,245,476
Net Income (Loss)	**606,025**	(1,282,751)
Cash Dividends Paid, $.42 and $.48 Per Share in 2010 and 2009, respectively	**(405,775)**	(463,743)
Retained Earnings at End of Year	**$23,699,232**	$23,498,982

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Cash Flows

For The Years Ended December 31	**2010**	2009
Cash Flows from Operating Activities:		
Net Income (Loss)	**$ 606,025**	$ (1,282,751)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	**1,000,354**	1,028,610
Net Loss (Gain) on the Sale of Properties	**6,651**	(14,112)
Deferred Income Taxes	**46,000**	(56,000)
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	**(203,418)**	(497,915)
Inventories, net	**(556,218)**	1,294,696
Other Current Assets	**471,503**	(234,320)
Accounts Payable	**(285,994)**	494,430
Accrued Wages and Salaries	**35,176**	(86,259)
Other Accrued Expenses	**76,862**	(57,157)
Unearned Revenue and Customer Deposits	**(17,548)**	(274,079)
Net Cash Provided by Operating Activities	**1,179,393**	315,143
Cash Flows from Investing Activities:		
Capital Expenditures	**(675,080)**	(429,517)
Proceeds from the Sale of Properties	**7,700**	27,177
Proceeds from Certificates of Deposit	**8,521,000**	12,236,000
Purchases of Certificates of Deposit	**(8,471,000)**	(12,669,000)
Net Cash Used in Investing Activities	**(617,380)**	(835,340)
Cash Flows from Financing Activities:		
Cash Dividends Paid	**(405,775)**	(463,743)
Net Cash Used in Financing Activities	**(405,775)**	(463,743)
Net Increase (Decrease) in Cash and Cash Equivalents	**156,238**	(983,940)
Cash and Cash Equivalents:		
Beginning of Year	**569,286**	1,553,226
End of Year	**$ 725,524**	$ 569,286
Net Refunds Received for Income Taxes	**$ 264,856**	$ 397,683
Supplemental Schedule of Non-cash Investing Activities:		
Capital Expenditures in Accounts Payable	**$ 12,028**	$ 18,660

The accompanying notes are an integral part of the Consolidated Financial Statements.



Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines and parts and tools for such machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience. Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. The Company is able to make a reasonable estimation of expected sales returns based upon history. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents—The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of FDIC insured limits.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable approximate fair value based on their short term nature.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There was no impairment as of December 31, 2010 and 2009.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method. Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2010.

The Company's federal income tax returns for the 2009 and 2008 tax years are subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a reduction could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company. The 2006 and 2007 federal income tax returns were examined by the IRS and no adjustments were made as a result of these examinations.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2009 federal income tax return will expire on September 15, 2013.



The Company's state income tax returns for the 2007 through 2009 tax years remain subject to examination by various state authorities with the latest closing period on October 31, 2013. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2010 and 2009.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In February 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-09, "Subsequent Events —Amendments to Certain Recognition and Disclosure Requirements", that amends Accounting Standards Codification ("ASC") Subtopic 855-10, Subsequent Events —Overall. ASU 2010-09 requires a Securities and Exchange Commission filer to evaluate subsequent events through the date that the financial statements are issued but removed the requirement to disclose this date in the notes to the entity's financial statements. The amendments are effective upon issuance of the final update and accordingly, the Company has adopted the provisions of ASU 2010-09. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires reporting entities to disclose the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers, and to present separately information about purchases, sales, issuances and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force," to amend certain guidance in FASB ASC 605, Revenue Recognition, 25, "Multiple-Element Arrangements". The amended guidance (1) modifies the separation criteria by eliminating the criterion that requires objective and reliable evidence of fair value for the undelivered item(s), and (2) eliminates the use of the residual method of allocation and instead requires that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application and retrospective application permitted. The Company does not believe that the adoption of the amended guidance in 2011 will have a significant effect on its consolidated financial statements.

2—Balance Sheet Details

	2010	2009
Inventories:		
Raw materials	**$ 1,821,397**	$ 1,324,614
Work in process	**1,363,637**	1,500,723
Finished goods	**1,641,720**	1,493,099
	4,826,754	4,318,436
Valuation reserves	**516,600**	564,500
	$ 4,310,154	$ 3,753,936
Property, Plant and Equipment, net:		
Land and improvements	**$ 1,250,875**	$ 1,029,035
Buildings and improvements	**6,354,014**	6,402,784
Machinery and equipment and other	**28,019,687**	28,010,475
	35,624,576	35,442,294
Accumulated depreciation	**28,145,698**	27,635,819
	$ 7,478,878	$ 7,806,475
Other Accrued Expenses:		
Property taxes	**$ 105,177**	$ 110,528
Profit sharing plan contribution	**90,000**	65,000
All other items	**116,946**	59,733
	$ 312,123	$ 235,261

3—Income Taxes—The provision for income tax expense (benefit) consists of the following:

	2010	2009
Current:		
Federal	**$ 239,000**	$ (594,000)
State	**3,000**	(27,000)
Deferred	**46,000**	(56,000)
	$ 288,000	$ (677,000)



The deferred tax liabilities and assets consist of the following:

	2010	2009
Depreciation and amortization	**$ (745,275)**	$ (734,275)
Inventory	**259,549**	284,465
Accrued vacation	**89,150**	90,884
Allowance for doubtful accounts	**46,275**	53,100
Other, net	**(783)**	742
	394,191	429,191
	$ (351,084)	$ (305,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2010 Amount	2010 %	2009 Amount	2009 %
Expected tax at U.S. Statutory rate	**$304,000**	**34.0**	$(666,000)	(34.0)
Permanent differences	**(18,000)**	**(2.0)**	7,000	.4
State taxes, net of federal benefit	**2,000**	**.2**	(18,000)	(.9)
Income tax expense (benefit)	**$288,000**	**32.2**	$(677,000)	(34.5)

Valuation allowances related to deferred taxes are recorded based on the "more likely than not" realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2010 or 2009.

The Worker, Homeownership, and Business Assistance Act of 2009, enacted November 6, 2009, allows eligible businesses a one-time election to carry back net operating losses (NOL) from 2008 and 2009 for three, four or five years rather than the standard two years. As a result of this one-time opportunity, the Company carried back its 2009 NOL to prior periods for refunds. The Company's NOL for 2008 has already been carried back to prior periods.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $90,000 in 2010 and $65,000 in 2009.

5—Other Income—consists of the following:

	2010	2009
Interest income	**$ 53,501**	$ 106,803
Other	**15,078**	15,082
	$ 68,579	$ 121,885

6—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines and parts and tools for such machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2010:				
Net sales	$25,252,093	$3,268,417	$ —	$28,520,510
Depreciation	873,687	59,443	67,224	1,000,354
Segment profit	2,026,323	751,958	—	2,778,281
Selling and administrative expenses			(1,937,757)	(1,937,757)
Interest income			53,501	53,501
Income before income taxes				894,025
Capital expenditures	459,084	157,548	70,476	687,108
Segment assets:				
Accounts receivable, net	3,759,004	258,077	—	4,017,081
Inventories, net	3,447,396	862,758	—	4,310,154
Property, plant and equipment, net	5,700,325	1,098,494	680,059	7,478,878
Other assets	—	—	7,852,732	7,852,732
				23,658,845
Year Ended December 31, 2009:				
Net sales	$18,286,342	$3,104,661	$ —	$21,391,003
Depreciation	888,823	65,987	73,800	1,028,610
Segment profit (loss)	(496,877)	377,009	—	(119,868)
Selling and administrative expenses			(1,946,686)	(1,946,686)
Interest income			106,803	106,803
Loss before income taxes				(1,959,751)
Capital expenditures	443,643	4,534	—	448,177
Segment assets:				
Accounts receivable, net	3,500,224	313,439	—	3,813,663
Inventories, net	2,757,316	996,620	—	3,753,936
Property, plant and equipment, net	6,124,499	1,000,969	681,007	7,806,475
Other assets	—	—	8,252,997	8,252,997
				23,627,071

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 20 and 19 percent and 16 and 15 percent of consolidated revenues during 2010 and 2009, respectively. The accounts receivable balances for these customers accounted for 25 and 26 percent of consolidated accounts receivable for the larger customer and 22 and 20 percent for the other customer as of December 31, 2010 and 2009, respectively.

7—Shareholder Rights Agreement—On November 16, 2009, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 2009, replacing an existing rights agreement that was due to expire on December 2, 2009. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $75, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any



person or group. The rights will expire on December 1, 2019 unless they are extended, redeemed or exchanged.

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $39,000 for both 2010 and 2009. Total future minimum rentals at December 31, 2010 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

9—Subsequent Event—On February 21, 2011, the Board of Directors declared a regular quarterly dividend of $.12 per share, or $115,936, payable March 18, 2011 to shareholders of record on March 4, 2011.



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, retained earnings and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
March 28, 2011



INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the NYSE Amex (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2010, there were approximately 210 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
Quarter	**2010**	2009	**2010**		2009	
First	**$.10**	$.18	**$17.25**	**$12.40**	$12.96	$10.15
Second	**.10**	.10	**$17.53**	**$14.11**	$13.59	$11.01
Third	**.10**	.10	**$19.93**	**$14.00**	$15.93	$11.62
Fourth	**.12**	.10	**$19.80**	**$16.23**	$16.81	$11.15

BOARD OF DIRECTORS

John A. Morrissey (e)
Chairman of the Board
of the Company
Chief Executive Officer
and Director of
Algonquin State Bank, N.A.
Algonquin, Illinois

Michael J. Bourg (e)
President of the Company

Edward L. Chott (a)(c)(n)
Chairman of the Board of
The Broaster Co.
Beloit, Wisconsin

Kent H. Cooney (a)
Chief Financial Officer of
Heldon Bay Limited Partnership
Bigfork, Montana

William T. Divane, Jr. (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

George P. Lynch (c)(n)
Attorney at Law
George Patrick Lynch, Ltd.
Wheaton, Illinois

Walter W. Morrissey (e)
Attorney at Law
Lillig & Thorsness,Ltd.
Oak Brook, Illinois

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

Michael J. Bourg
President, Chief Operating
Officer and Treasurer

Kimberly A. Kirhofer
Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan


Chicago Rivet

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com